Exhibit 99.1

STOCK PURCHASE AGREEMENT

entered into on December 30, 2025,

by and between

Lee Enterprises, Incorporated,
a Delaware corporation

and

the undersigned investors

TABLE OF CONTENTS

STOCK PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this "Purchase Agreement") is entered into on December 30, 2025 (the "Effective Date"), by and between Lee Enterprises, Incorporated, a Delaware corporation (the "Company"), David Hoffmann, an individual (the "Anchor Investor"), and the other investors on Schedule B attached hereto (the "Additional Investors", together with the Anchor Investor, the "Investors"). Each of the Investors and the Company are sometimes referred to herein as a "Party."

WHEREAS, the Investors have agreed to purchase shares of the Company's common stock, par value $0.01 per share ("Common Stock", and such purchased Common Stock, the "Purchased Securities"), in a private placement transaction for a purchase price of $3.25 per share of Common Stock (the "Per Share Purchase Price") for an aggregate purchase price of $50.0 million (the "Aggregate Purchase Price") to be paid by the Investors (the portion of the Aggregate Purchase Price with respect to each Investor, the "Purchase Price") for an aggregate of 15,384,615 of shares of Common Stock (such transaction, the "PIPE Transaction"); and

WHEREAS, following the execution of this Purchase Agreement, the Company shall hold a special meeting of stockholders for the purpose of obtaining the Requisite Stockholder Approval (as defined herein).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investors and the Company acknowledges and agrees as follows:

1.   Definitions and Interpretations

(a)   *Certain Definitions*. For all purposes of and pursuant to this Purchase Agreement, the following capitalized terms have the following respective meanings:

(i)   "Acquisition/Alternative Proposal" means any offer or proposal (other than an offer or proposal by the Investors (including the Anchor Investor)) to engage in an Acquisition/Alternative Transaction.

(ii)   "Acquisition/Alternative Transaction" means any single transaction or series of related transactions (other than the PIPE Transaction) involving:

(1)   any direct or indirect purchase or other acquisition by any Person or Group, or stockholders of any such Person or Group, whether from the Company or any other Person(s), of shares of Common Stock (or other securities convertible into, or exercisable for, Common Stock) representing 75% of the Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or

Group beneficially owning 75% of the Common Stock outstanding after giving effect to the consummation of such tender or exchange offer;

     (2)   any direct or indirect purchase or other acquisition by any Person or Group of 75% of the consolidated assets, net revenue or net income of the Company taken as a whole (measured by the fair market value thereof as determined in good faith by the Board);

     (3)   any merger, consolidation, business combination, share exchange, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company pursuant to which any Person or Group, would hold, directly or indirectly, 75% of the equity interests of the Company or the surviving or resulting entity of such transaction after giving effect to the consummation of such transaction; or

     (4)   any combination of the foregoing.

(iii)   "Affiliate" has the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act, and shall include all persons or entities that at any time during the term of this Purchase Agreement become Affiliates of any person or entity referred to in this Purchase Agreement.

(iv)   "Anchor Designee Director" means one (1) person selected by the Anchor Investor that is designated for nomination or otherwise appointed to the Board.

(v)   "Anchor Investor" means David Hoffmann or an Affiliate thereof.

(vi)   "Anchor Investor Transaction Expenses" means the fees and expenses of the legal, accounting and financial advisors of the Anchor Investor subject to reimbursement by the Company in connection with negotiating and executing the PIPE Transaction.

(vii)   "Agreed-Upon Director" means one (1) person meeting the Agreed-Upon Director Criteria who is mutually agreeable to the Anchor Investor and the Company that is designated for nomination or otherwise appointed to the Board.

(viii)   "Agreed-Upon Director Criteria" means that a person qualifies as "independent" pursuant to SEC rules and regulations and applicable stock exchange listing standards, including the definition of "Independent Director" as set forth in Nasdaq Rule 5605(a)(2).

(ix)   "Beneficial Ownership" means having the right or ability to vote, cause to be voted or control or direct the voting of any Voting Securities (in each case whether directly or indirectly, including pursuant to any agreement, arrangement or understanding, whether or not in writing); *provided*, that a Person shall be deemed to have "Beneficial Ownership" of any Voting Securities that such Person has a right, option or obligation to own, acquire or control or direct the voting of upon conversion, exercise, expiration, settlement or similar event ("Exercise") under or pursuant to (i) any Derivative (whether such Derivative is subject to Exercise immediately or only after the passage of time or upon the satisfaction of one or more conditions) and (ii) any Synthetic Position that is required or permitted to be settled, in whole or in part, in Voting Securities. A Person shall be deemed to be the "Beneficial Owner" of, or to "beneficially own," any securities that such Person has Beneficial Ownership of.

(x) "Board" means the board of directors of the Company (or any successor governing body).

(xi) "Business Day" shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

(xii) "Company Stockholders" means the holders of shares of Common Stock.

(xiii) "Company Termination Fee" means an amount equal to $2.5 million.

(xiv) "Company Transaction Expenses" means the fees and expenses incurred by the Company for its legal and financial advisors with respect to negotiating and completing the Transaction, as set forth in and contemplated by the PIPE Transaction and this Purchase Agreement. For the avoidance of doubt, the Company Transaction Expenses shall not include amounts arising from: (1) litigation, including, but not limited to, litigation that may arise as a result of the PIPE Transaction; (2) shareholder activism, including, but not limited to, activism arising as a result of the PIPE Transaction; (3) alternative financing or change of control transactions (including, but not limited to, any fees and expenses with respect to the consideration or consummation of any Acquisition/Alternative Proposal or Acquisition/Alternative Transaction); or (4) the Company's annual meeting or periodic SEC reporting.

(xv) "Competitively Sensitive Information" means material confidential, non-public information with respect to the Company or Affiliates that reflects details as to (a) current or future pricing and pricing strategy; (b) sales and subscriber information and metrics; (c) vendor information; (d) sales and advertising (including margins, discounts, rebates, and other price terms) or future sales, product and advertising plans; (e) newsroom strategy and individual employee compensation and benefits; (f) digital and platform strategy; and (g) actual or potential mergers and acquisitions, asset sales and divestitures, and capital allocation decisions and related discussions and strategy.

(xvi) "Credit Agreement Amendment" means that certain amendment, substantially in the form attached hereto as Exhibit B to the credit agreement, dated as of January 29, 2020, by and between the Company and BH Finance LLC, as the lender (as further amended by that certain waiver and amendment to the foregoing credit agreement, dated as of May 1, 2025, by and between the Company and BH Finance LLC, as the lender).

(xvii) "DGCL" means General Corporation Law of the State of Delaware, as amended.

(xviii) "Exchange Act" means the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder).

(xix) "Extraordinary Transaction" means any merger, consolidation, acquisition, tender or exchange offer, recapitalization, reorganization, liquidation, disposition of all or substantially all of the assets of the Company or other business combination or extraordinary transaction involving the Company that requires a vote of Company Stockholders or requires the tender by holders of a majority of the outstanding Common Stock.

(xx) "Executive Compensation Documents" means (a) the Lee Enterprises, Incorporated 2020 Long-Term Incentive Plan, as made effective on February 19, 2020, (b) that certain amended and restated employment agreement, dated as of February 17, 2016, by and between the Company and Kevin D. Mowbray (the "CEO Employment Agreement"), (c) that certain amended and restated employment agreement, dated as of December 7, 2015, by and between the Company and Astrid Garcia and (d) that certain amended and restated employment agreement, dated as of December 7, 2015, by and between the Company and Nathan Bekke.

(xxi) "Executive Retirement and Transition Agreement" means that certain executive retirement and transition agreement, fully executed on or prior to the date hereof, substantially in the form attached hereto as Exhibit D.

(xxii) "Group" means a "group" as used in Section 13(d) of the Exchange Act.

(xxiii) "Material Adverse Effect" means any event, change, occurrence or effect that would have a material adverse effect on the business, condition (financial or otherwise), properties or results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, occurrence or effect arising out of, attributable to or resulting from, alone or in combination with respect to the following:

(1) changes in general economic or business conditions or in the financial, debt, banking, capital, credit or securities markets, or in interest or exchange rates, in each case, in the United States or elsewhere in the world;

(2) general changes or developments in any of the industries in which the Company or its Subsidiaries operate;

(3)   (x) changes in any applicable laws, or (y) changes in applicable accounting regulations or principles or interpretations thereof;

(4)   any change in the price or trading volume of the Common Stock (as may be listed on Nasdaq), in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of "Material Adverse Effect" may be taken into account in determining whether there has been a Material Adverse Effect);

(5)   any failure by the Company to meet internal or published projections, forecasts or revenue or earnings predictions, in and of itself (*provided*, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of "Material Adverse Effect" may be taken into account in determining whether there has been a Material Adverse Effect);

(6)   geopolitical conditions or any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism (including cyber-terrorism or other cyber-attacks);

(7)   natural disasters or weather conditions, global health conditions (including any outbreak, pandemic or epidemic of disease) or other acts of God;

(8)   any national or international calamity, crisis or emergency (including any shutdown of the U.S. federal government), whether or not caused by any person or entity;

(9)   the announcement of this Purchase Agreement or the PIPE Transaction, including the initiation of litigation by any person with respect to this Purchase Agreement or the PIPE Transaction, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries due to the announcement and performance of this Purchase Agreement, the PIPE Transaction or the identity of the parties to this Purchase Agreement or the PIPE Transaction, including compliance with the covenants set forth herein;

(10)   any action taken by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case which is required or permitted by or resulting from or arising in connection with this Purchase Agreement or the PIPE Transaction; or

(11)   any actions taken (or omitted to be taken) at the request of Investors;

provided, in the case of the foregoing clauses (1), (2), (3), (6), (7) and (8), to the extent the impact of such event, change, occurrence or effect does not have a disproportionately adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which the Company and its Subsidiaries operate (and provided further, that in such event, only the incremental disproportionate adverse impact shall be taken into account when determining whether there has been a "Material Adverse Effect").

(xxiv) "Nasdaq" means The Nasdaq Stock Market.

(xxv) "Organizational Documents" means with respect to the Company, its Amended and Restated Certificate of Incorporation (as may be amended from time to time) (the "Charter") and the Second Amended and Restated By-Laws of the Company (as may be amended from time to time).

(xxvi) "Person" means an individual (including a natural person) or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

(xxvii) "Representatives" means any directors, managers, partners, officers, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants and other advisors and representatives, including any of the foregoing parties' controlled Affiliates.

(xxviii) "Requisite Stockholder Approval" means such approvals as may be required by (i) the applicable rules and regulations of Nasdaq and (ii) in accordance with the Company's Organizational Documents, as may be applicable, in each case, from the Company Stockholders in connection with the PIPE Transaction.

(xxix) "Rights Agreement" means that certain rights agreement, dated as of March 28, 2024, by and between the Company, and Equiniti Trust Company, LLC, as rights agent (as further amended by that certain amendment, dated as of March 26, 2025, by and between the Company and Equiniti Trust Company, LLC, as rights agent).

(xxx) "SEC" means the United States Securities and Exchange Commission.

(xxxi) "SEC Documents" means, collectively, all reports, schedules, forms, registration statements, definitive proxy statements and other documents (including exhibits and all information incorporated by reference) filed or furnished by the Company with the SEC on or after September 29, 2024 and prior to the Effective Date. For the avoidance of doubt, the SEC Documents shall not include any filings or similar reports, including those filed pursuant to Section 16 or Section 13 of the Exchange Act, by Persons other than the Company that may be referred to in the Company's SEC Documents.

(xxxii) "<u>Standstill Period</u>" means the period commencing on the Effective Date and terminating upon the earliest to occur of the following (i) 9:30 a.m., New York City time on the date that is twelve months from Closing and (ii) the date on which the Company enters into an Alternative Acquisition/Financing Agreement.

(xxxiii) "<u>Subsidiary</u>" means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (1) having ordinary voting power to elect a majority of the board of directors or managers, or other Persons performing similar functions or (2) representing more than 50% of such securities or ownership interests, in each case, that are at the time directly or indirectly owned or controlled by such first Person.

(xxxiv) "<u>Superior Proposal</u>" means any unsolicited *bona fide* written Acquisition/Alternative Proposal on terms that the Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) (A) to be reasonably likely to be consummated if accepted, and (B) if consummated, would result in a transaction more favorable to the Company Stockholders from a financial point of view than the PIPE Transaction (taking into account (y) if applicable, any changes to the terms of this Purchase Agreement offered by the Anchor Investor in response to such Superior Proposal in accordance with <u>Section 12</u> and (z) any legal, regulatory, financial, timing, financing, the identity of the Person making such proposal, form of consideration, and other aspects of such proposal that the Board considers in good faith to be relevant).

(xxxv) "<u>Synthetic Position</u>" means any option, warrant, convertible security, stock appreciation right or other security, contract right or derivative position or similar right (including any "swap" transaction with respect to any security, other than a broad based market basket or index) (each of the foregoing, a "<u>Derivative</u>"), whether or not presently exercisable, that has an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of Voting Securities or a value determined in whole or in part with reference to, or derived in whole or in part from, the value of Voting Securities and that increases in value as the market price or value of Voting Securities increases or that provides an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of Voting Securities, in each case regardless of whether (i) it conveys any voting rights in such Voting Securities to any Person, (ii) it is required to be or capable of being settled, in whole or in part, in Voting Securities, or (iii) any Person (including the holder of such Synthetic Position) may have entered into other transactions that hedge its economic effect.

(xxxvi) "<u>Transfer</u>" means any direct or indirect sale, assignment, transfer, conveyance, gift, bequest by will or under intestacy laws, pledge, mortgage, charge, hypothecation or other encumbrance, or any other disposition (including any interest or right in any security, including the issuance of any total return swap or other derivative whose economic value is primarily based upon the value of the referenced security) or of all or part of the voting power (other than the granting of a revocable proxy) associated with any referenced security (or any interest therein) whatsoever, or any other transfer of Beneficial Ownership, with or without consideration and whether voluntarily or involuntarily (including by operation of law).

(xxxvii) "Voting Securities" means the Common Stock and any other securities of the Company entitled to vote in the election of directors.

(b) *Certain Interpretations*. Unless otherwise expressly provided in this Purchase Agreement, for purposes of this Purchase Agreement, the following rules of interpretation shall apply:

(i) "or" is not exclusive.

(ii) "including" means "including without limitation";

(iii) "will" and "shall" expresses a command;

(iv) words in the singular include the plural and words in the plural include the singular, unless the context requires otherwise;

(v) "herein," "hereof" and other words of similar import refer to this Purchase Agreement as a whole and not to any particular section or other subdivision of this Purchase Agreement, unless the context requires otherwise;

(vi) references to currency mean the lawful currency of the United States of America, unless the context requires otherwise; and

(vii) the exhibits, schedules and other attachments to this Purchase Agreement are deemed to form part of this Purchase Agreement.

(d) *Drafting*. The Parties have participated jointly in the negotiation and drafting of this Purchase Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Purchase Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Purchase Agreement. Further, prior drafts of this Purchase Agreement or any ancillary agreements hereto or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Purchase Agreement or any ancillary agreements hereto shall not be used as an aid of construction or otherwise constitute evidence of the intent of the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of such prior drafts.

2. <u>Purchase</u>. Each Investor, severally and not jointly, hereby irrevocably agrees to purchase at the Closing from the Company, and the Company hereby agrees to issue and sell to each Investor at the Closing, the number of Purchased Securities set forth on <u>Schedule B</u> attached hereto to this Purchase Agreement at the Purchase Price, on the terms and subject to the conditions provided for herein; *provided* that, to the extent any Additional Investor fails to pay its respective Purchase Price promptly on the scheduled Closing Date or affirmatively indicates in writing (email

being sufficient) prior to the Closing that such Additional Investor will not complete its respective purchase at the Closing (a "Defaulting Additional Investor"), the Anchor Investor hereby irrevocably agrees in full replacement of such Defaulting Additional Investor to purchase at the Closing from the Company, and the Company hereby agrees to issue and to sell to the Anchor Investor at the Closing, the number of Purchased Securities set forth on Schedule B attached hereto to this Purchase Agreement at the Purchase Price, on the terms and subject to the conditions provided for herein, that would have otherwise been issued and sold to such Defaulting Investor, and the Closing shall then occur as promptly as reasonably practicable.

3.   Closing.

(a)   *Closing*. The closing of the purchase and sale of the Purchased Securities contemplated hereby (the "Closing") shall take place at 9:00 a.m., New York City time, promptly upon receipt of the Requisite Stockholder Approval and satisfaction or waiver of each of the conditions in Section 4 (other than those conditions that are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions at the Closing), and no later than two (2) Business Days following the satisfaction or waiver of the foregoing conditions, through electronic exchange of documents and signatures, unless another time, date or place is agreed to in writing by the Company and the Anchor Investor. The date on which the Closing actually occurs is referred to in this Purchase Agreement as the "Closing Date." Except as otherwise set forth herein, all proceedings to be taken and all documents to be executed and delivered by all Parties at the Closing will be deemed to have been taken and executed simultaneously.

(b)   *Purchase and Sale of the Purchased Securities*. At the Closing, (i) each Investor shall pay to the Company its respective Purchase Price, in cash, by wire transfer of immediately available funds to an account of the Company, which account shall be designated in writing by the Company to each Investor no less than two (2) Business Days prior to the Closing, and (ii) the Company shall issue each respective Investor's Purchased Securities and cause such Purchased Securities to be registered in book entry form in the name of each Investor on the Company stock register with the Company's transfer agent.

(c)   *Tax-Related Deliverables*. At least three (3) Business Days prior to the Closing, each Investor shall deliver to the Company a duly completed and executed Internal Revenue Service Form W-9 (or for each Investor that is a non-U.S. Person, a duly completed and executed Internal Revenue Service Form W-8).

4.   Closing Conditions.

(a)   *Conditions to Obligations of all Parties*. The obligations of the Company and each Investor to consummate the purchase and sale of the Purchased Securities pursuant to this Purchase Agreement is subject to the satisfaction (or waiver in writing to the extent permitted by applicable law by the Company and the Anchor Investor) of the following conditions:

(i)   there shall not be in force any injunction or order enjoining or prohibiting the consummation of the PIPE Transaction pursuant to this Purchase Agreement;

(ii)   each Transaction Proposal shall have been approved at the Company Stockholder Meeting as follows: (i) each of the Nasdaq 19.99% Share Issuance Approval and the Nasdaq Change of Control Proposal shall have been approved at such meeting (upon a quorum being present in accordance with the Company's Organizational Documents) by the vote of a majority of the voting power of the Common Stock of the Company present in person or by proxy at such meeting and entitled to vote thereat in accordance with Company's Organizational Documents and (ii) the Charter Amendment Proposal (upon a quorum being present in accordance with the Company's Organizational Documents) shall have been approved at such meeting by a majority of the votes cast by the Company Stockholders at such meeting in accordance with Section 242(d) of the DGCL and the Company's Organizational Documents (collectively, the foregoing approvals referenced in clauses (i) through (ii), the "Requisite Stockholder Approval");

(iii)   the Charter Amendment shall have been filed by the Company and shall be in full force and effect;

(iv)   a notification form for the "Listing of Additional Shares" (as set forth by Nasdaq) with respect to the Purchased Securities shall have been filed with and accepted by Nasdaq;

(b)   *Conditions to the Obligations of the Investors*. The obligation of each Investor to consummate the purchase and sale of the Purchased Securities pursuant to this Purchase Agreement is subject to the satisfaction (or waiver in writing to the extent permitted by applicable law by the Anchor Investor) of the following conditions:

(i)   the representations and warranties of the Company contained herein shall be true and correct in all material respects, except for those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects as so qualified, as of the Effective Date, the Closing Date or such earlier date than the Closing Date, as applicable, as though made on and as of such date;

(ii)   the Company shall have performed in all material respects the obligations and conditions herein required to be performed or observed by the Company on or prior to the Closing Date;

(iii)   [Reserved];

(iv)   the Board shall have taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of the PIPE Transaction and any other transactions between the Company and the Investors;

(v)   the Company shall have executed and delivered the Registration Rights Agreement, substantially in the form attached hereto as <u>Exhibit A</u> (the "<u>Registration Rights Agreement</u>");

(vi)   each of the Company and BH Finance LLC shall have executed and delivered the Credit Agreement Amendment and such amendment shall be in full force and effect as of the Closing;

(vii)   the Board shall have terminated the Rights Agreement, and, as may be necessary pursuant to the Rights Agreement, such Rights (as defined therein) shall have been redeemed and canceled;

(viii)   solely with respect to the PIPE Transaction, no cash payments with respect to a "Change of Control" (as defined in each of the applicable Executive Compensation Documents) shall be required pursuant to the Executive Compensation Documents; and

(ix)   since the Effective Date, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect.

(c)   *Conditions to the Obligations of the Company*. The obligation of the Company to consummate the purchase and sale of the Purchased Securities pursuant to this Purchase Agreement is subject to the satisfaction (or waiver in writing to the extent permitted by applicable law by the Company) of the following conditions:

(i)   the representations and warranties of each Investor contained herein shall be true and correct in all material respects, except for those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects as so qualified, as of the Effective Date, the Closing Date or such earlier date than the Closing Date, as applicable, as though made on and as of such date;

(ii)   each Investor shall have performed in all material respects the obligations and conditions herein required to be performed or observed by such Investor on or prior to the Closing Date;

(iii)   each Investor shall have executed and delivered the Registration Rights Agreement; and

(iv)   each Investor shall have delivered to the Company the requested information set forth on <u>Schedule A</u> hereto.

5.   <u>[Reserved]</u>.

6.	Company Representations and Warranties. The Company represents and warrants to each Investor that, as of the Effective Date (unless as of another date or time as specified below):

(a)	*Due Organization, Good Standing and Qualification*. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Purchase Agreement. The Company is not in violation of the Organizational Documents, except where such violation would not reasonably be expected to have a Company Material Adverse Effect.

(b)	*Due Authorization*. As of the Closing Date, the Purchased Securities will be duly authorized and, when issued and delivered to each Investor against full payment therefor in accordance with the terms of this Purchase Agreement, the Purchased Securities will be validly issued, fully paid and non-assessable, free and clear of all liens or other encumbrances (other than those arising under this Purchase Agreement or applicable securities laws or those imposed on each Investor through any other agreement with the Company) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company's Organizational Documents or contractual arrangements (as in effect at such time of issuance of the Purchased Securities).

(c)	*Corporate Authority; Approval*. This Purchase Agreement and the sale and delivery of the Purchased Securities have been duly authorized by the Company and no further corporate action is required by the Company, its Board or Company Stockholders in connection therewith, other than the Requisite Stockholder Approval. This Purchase Agreement has been duly authorized, executed and delivered by the Company and, assuming that this Purchase Agreement constitutes the valid and binding agreement of each Investor, this Purchase Agreement is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally or (ii) principles of equity, whether considered at law or equity.

(d)	*No Conflict*. Assuming the execution and delivery of the Credit Agreement Amendment and that such amendment shall be in full force and effect at the Closing, the issuance and sale by the Company of the Purchased Securities pursuant to this Purchase Agreement at the Closing will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a benefit under any agreement or instrument, credit facility, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company its properties or assets, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of, any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, in each case, that would reasonably be expected to have a Material Adverse Effect, or affect the validity of the Purchased Securities or the legal authority of the Company to comply in all material respects with its obligations under this Purchase Agreement or (ii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the Company's ability to comply in all material respects with its obligations under this Purchase Agreement.

(e)   *Consents*. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other Person in connection with the issuance and sale of the Purchased Securities pursuant to this Purchase Agreement, other than (i) filings with the Securities and Exchange Commission (the "SEC"), (ii) filings required by applicable state securities laws, (iii) filings required by Nasdaq or with respect to the amendment of the Charter to authorize the issuance of the Purchased Securities, or (iv) the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially affect the Company's ability to comply in all material respects with its obligations under this Purchase Agreement.

(f)   *SEC Documents and Financial Statements*.

(i)   Since September 29, 2024, the Company has timely filed or furnished with the SEC all SEC Documents required to be filed or furnished by the Company with the SEC. As of their respective filing dates, and giving effect to any amendments or supplements thereto filed prior to the Effective Date, the Company SEC Documents complied in all material respects as to form with the requirements of the Securities Act of 1933, as amended, the Exchange Act, and the respective rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents.

(ii)   As of the time they were filed, none of the filed SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments from the SEC staff with respect to the SEC Documents. To the Company's knowledge, none of the SEC Documents are the subject of an ongoing SEC review. The interactive data in eXtensible Business Reporting Language included in the SEC Documents fairly presents the information called for in all material respects and has been prepared in accordance with the SEC's rules and guidelines applicable thereto in all material respects, such that the Company would be ineligible to use Form S-3 (or a comparable form).

(iii)   The Company's disclosure of its authorized, issued and outstanding capital stock in the SEC Documents containing such disclosure was accurate in all material respects as of the date indicated in such SEC Documents. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares of the Common Stock of the Company were issued in violation of any preemptive or other similar rights of any securityholder of the Company which have not been waived, and such shares were issued in compliance in all material respects with applicable state and federal securities law and any rights of third parties. Except as disclosed in the SEC Documents, there are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of Common Stock or other equity interest in the Company, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any Common Stock of the Company, any such convertible or exchangeable securities or any such rights, warrants or options. The capital stock of the Company conforms in all material respects to the description thereof incorporated by reference into the Company's Form 10-K for the fiscal year ended September 28, 2025, filed with the SEC on November 26, 2025.

(iv) The consolidated financial statements of the Company included in the SEC Documents (collectively, the "Financial Statements") comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and fairly present in all material respects the consolidated financial position of the Company as of the dates indicated, and the results of its operations and cash flows for the periods therein specified, and have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods therein specified (except as otherwise noted therein, and except that any unaudited financial statements may not contain certain footnotes and are subject to normal and recurring year-end adjustments). Except as set forth in the Financial Statements filed prior to the Effective Date, the Company has not incurred any liabilities, contingent or otherwise, except (y) those incurred in the ordinary course of business, consistent with past practices since the date of such financial statements or (z) liabilities not required under GAAP to be reflected in the Financial Statements, in either case, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

(g) *Registration Rights.* Except for the Registration Rights Agreement, the Company is presently not under any obligation, and has not granted any rights, to register under the Securities Act any of the Company's presently outstanding securities or any of its securities that may hereafter be issued, other than such rights and obligations that have expired or been satisfied or waived.

(h) *Nasdaq Market.* The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Global Select Market under the symbol "LEE". The Company is in compliance with all listing requirements of Nasdaq applicable to the Company. As of the Effective Date, there is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the SEC, respectively, to prohibit or terminate the listing of the Common Stock on the Nasdaq Global Select Market or to deregister the Common Stock under the Exchange Act. The Company has taken no action as of the Effective Date that is designed to terminate the registration of the Common Stock under the Exchange Act.

(i)   *Private Placement*. Assuming the accuracy of each Investor's representations and warranties set forth in Section 7, no registration under the Securities Act of 1933, as amended (the "Securities Act"), is required for the offer and sale of the Purchased Securities by the Company to each such Investor.

(j)   *Investment Company*. The Company is not required, and immediately after receipt of payment for the Purchased Securities, will not be required to register as an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

(k)   *Executive Retirement and Transition Agreement*. Each of the CEO and the Company have entered into the Executive Retirement and Transition Agreement and such Executive Retirement and Transition Agreement is in full force and effect.

(l)   *Company Board Recommendation*. At a meeting duly called and held, the Board has unanimously resolved as follows, and such resolutions have not been rescinded, modified, or withdrawn in any way:

(i)   determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Purchase Agreement and consummate the PIPE Transaction upon the terms and subject to the conditions set forth herein;

(ii)   approved the execution and delivery of this Purchase Agreement by the Company, the performance by the Company of its covenants and other obligations under this Purchase Agreement, and the consummation of the PIPE Transaction upon the terms and conditions set forth herein;

(iii)   resolved to recommend that the Company Stockholders vote in favor of the following proposals at the Company Stockholder Meeting:

(1)   the approval of the adoption by the Company of an amendment to the Charter to increase the authorized number of shares of Common Stock to 40.0 million shares of Common Stock in aggregate as of the Closing (the "Charter Amendment Proposal", and such amendment, the "Charter Amendment"),

(2)   the approval, for purposes of complying with the stockholder approval requirements of Nasdaq Listing Rule 5635(d) (as may be in effect on the date of the Company Stockholder Meeting), the issuance of the Purchased Securities to the Investors (the "Nasdaq 19.99% Share Issuance Proposal"),

(3)   the approval, for purposes of complying with the stockholder approval requirements of Nasdaq Listing Rule 5635(b) (as may be in effect on the date of the Company Stockholder Meeting), of the issuance of the Purchased Securities to the Investors in connection with a transaction that may potentially result in a change of control for purposes of such Nasdaq rule (the "Nasdaq Change of Control Proposal", together with the Charter Amendment Proposal and the Nasdaq 19.99% Share Issuance Proposal, the "Transaction Proposals").

7.   Investor Representations and Warranties. Each Investor represents and warrants to the Company that, as of the Effective Date (unless as of another date or time as specified below):

(a)   *Independent Investigation*. (i) Such Investor has conducted its own investigation of the Company, the Common Stock and the other outstanding securities of the Company, (ii) such Investor has been offered the opportunity to ask questions of the Company and received answers thereto, as it deemed necessary in connection with its decision to purchase the Purchased Securities and (iii) such Investor has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Purchased Securities.

(b)   *QIB/AI Investor Status*. Such Investor (i) is a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) or (ii) an "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A hereto.

(c)   *No View to Distribution*. Such Investor is not purchasing the Purchased Securities with a view to, or for offer or sale in connection with, any distribution thereof (within the meaning of the Securities Act) that would be in violation of the securities laws of the United States or any state thereof, and the information set forth on Schedule A hereto with respect to such Investor shall be true in all respects. The Purchased Securities to be received by such Investor hereunder will be acquired for such Investor's own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act or other securities laws of the United States or any state thereof.

(d)   *Private Placement*. Such Investor is aware that the offer and sale to such Investor of the Purchased Securities is being made in reliance on a private placement exemption from registration under the Securities Act and each Investor is acquiring the Purchased Securities for such Investor's own account or for an account over which such Investor exercises sole discretion for another qualified institutional buyer or accredited investor.

(e)   *Investor Knowledge and Experience*. Such Investor is able to fend for itself in the PIPE Transaction contemplated herein. Such Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Purchased Securities, has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment.

(f)   *No Registration*. Such Investor acknowledges and agrees that the offer and sale of the Purchased Securities have not been registered under the Securities Act or any other applicable securities laws, are being offered for sale in a transaction not requiring registration under the Securities Act, and unless so registered, the Purchased Securities may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, pursuant to any exemption therefrom or in a transaction not subject thereto. Such Investor acknowledges and agrees that any certificates or book entries representing the Purchased Securities shall contain a restrictive legend to such effect. Such Investor acknowledges and agrees that the Purchased Securities will be subject to these securities law transfer restrictions and, as a result of these transfer restrictions, such Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Purchased Securities and may be required to bear the financial risk of an investment in the Purchased Securities for an indefinite period of time. Such Investor acknowledges and agrees that the Purchased Securities may not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act. Such Investor acknowledges and agrees that it has been advised to consult legal, tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Purchased Securities.

(g)   *Investment Authority*. If such Investor is purchasing the Purchased Securities as a fiduciary or agent for one or more investor accounts, such Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account.

(h)   *Access to Information*. Such Investor acknowledges and agrees that such Investor has received or had access to such information as such Investor deems necessary in order to make an investment decision with respect to the Purchased Securities, including, with respect to the Company, its other securities and the business of the Company. Such Investor acknowledges that such Investor has consulted with its own legal, accounting, financial, regulatory, and tax advisors, to the extent deemed appropriate. Without limiting the generality of the foregoing, such Investor acknowledges that it has had the opportunity to review the SEC Documents filed by the Company with the SEC prior to Effective Date. Such Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Purchased Securities, including those set forth in the Company's SEC Documents. Such Investor acknowledges that such Investor shall be responsible for any of such Investor's tax liabilities that may arise as a result of the transactions contemplated by this Purchase Agreement, and that neither the Company nor the Company's advisors or other Representatives have provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by such Purchase Agreement.

(i)   *No General Solicitation*. Such Investor became aware of this offering of the Purchased Securities solely by means of direct contact between such Investor and the

Company or a Representative of the Company, and the Purchased Securities were offered to such Investor solely by direct contact between such Investor and the Company or a Representative of the Company. Such Investor did not become aware of this offering of the Purchased Securities, nor were the Purchased Securities offered to such Investor, by any other means. Such Investor acknowledges that the Purchased Securities (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. Such Investor acknowledges that such Investor has relied solely upon independent investigation made by such Investor and that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any Person, firm or corporation, other than the SEC Documents and the representations and warranties of the Company expressly contained in Section 6, in making its investment or decision to invest in the Company and the Purchased Securities.

(j)   *No Agency Review*. Such Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Purchased Securities or made any findings or determination as to the fairness of this investment.

(k)   *Due Organization, Good Standing and Qualification*. Such Investor has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Purchase Agreement.

(l)   *No Conflicts*. The execution, delivery and performance by such Investor of this Purchase Agreement are within the powers of such Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which such Investor is a party or by which such Investor is bound, and will not violate any provisions of such Investor's organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of such Investor on this Purchase Agreement is genuine, and the signatory has legal competence and capacity to execute the same or the signatory has been duly authorized to execute the same, and, assuming that this Purchase Agreement constitutes the valid and binding agreement of the Company, this Purchase Agreement constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(m)   *Sufficient Funds*. When required to deliver payment to the Company pursuant to Section 3, such Investor will have sufficient funds to pay the Purchase Price and consummate the purchase and sale of the Purchased Securities pursuant to this Purchase Agreement.

(n)   *No Other Representation and Warranty.* Such Investor acknowledges and agrees that, except for the representations and warranties of the Company expressly set forth in Section 6, neither the Company nor any of its Affiliates, any control Persons or Representatives of any of the foregoing or any other Person or entity makes or has made any express or implied representation or warranty to such Investor or any of its Affiliates or Representatives with respect to the Company or its Affiliates or their respective securities or businesses, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company or its Affiliates or with respect to any other information provided or made available to such Investor or its Affiliates or Representatives in connection with the Purchased Securities (including any information, documents, projections, forecasts, estimates, predictions or other material made available to such Investor or its Representatives in expectation of the Purchased Securities). Such Investor acknowledges that certain information provided to such Investor was based on estimates and projections, and such estimates and projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the estimates or projections. Such Investor acknowledges that the Company does not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections. Such Investor also acknowledges and agrees that neither the Company nor any other Person makes or has made any express or implied representation or warranty to such Investor or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, its Affiliates or its or their respective businesses or (ii) any oral or written information presented to such Investor or any of its Affiliates or Representatives in the course of its or their due diligence investigation of the Company and Affiliates, the negotiation of this Purchase Agreement or the PIPE Transaction. Such Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any Person, firm or corporation, other than the representations and warranties of the Company expressly contained in Section 6, in making its investment or decision to invest in the Company. Such Investor acknowledges and agrees that, to the maximum extent permitted by law, none of any Affiliates, or any control Persons, officers, directors, employees, partners, agents or Representatives of the Company shall be liable to such Investor pursuant to this Purchase Agreement, the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Purchased Securities.

8.   Additional Covenants.

(a)   *Voting Agreements.* In connection with entry into the Stock Purchase Agreement, each Investor and each member of the Board, shall respectively enter into a voting agreement with the Company, the form of which is attached hereto as Exhibit C (the "Voting Agreement").

(b)   *Proxy Statement.*

(i)   As promptly as reasonably practicable using its reasonable best efforts following the Effective Date, the Company (with the assistance and cooperation of such Investors as reasonably requested by the Company) shall prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the "Proxy Statement") relating to the Company Stockholder Meeting. Subject to Section 12, the Company shall include the Company Board Recommendation with respect to the Transaction Proposals in the Proxy Statement. Subject to applicable law, the Company shall use its commercially reasonable efforts to cause a definitive Proxy Statement to be mailed and disseminated to the Company Stockholders as promptly as reasonably practicable.

(ii)   The Company shall promptly notify the Anchor Investor of the receipt of any comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to the Anchor Investor copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company shall use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received in respect of the Proxy Statement by the SEC.

(iii)   If at any time prior to the Company Stockholder Meeting, any fact relating to the Company is discovered by the Company that is required pursuant to the Exchange Act to be included in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include a misstatement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, (A) the Company shall promptly inform the Anchor Investor after such discovery and (B) the Company shall promptly amend or supplement the Proxy Statement to include disclosure of such fact. Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of any Investor, its Affiliates or its respective Representatives for inclusion or incorporation by reference in the Proxy Statement, and each Investor shall promptly notify the Company if any such information contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)   *Company Stockholder Meeting*. Subject to Section 12 and applicable law (including the rules and regulations of the SEC and upon the resolution of any comments by the SEC or its staff with respect to the Proxy Statement), the Company shall duly call and hold a meeting of the Company Stockholders (the "Company Stockholder Meeting") as promptly as reasonably practicable (accounting for any period of time that may be reasonably advisable with respect to the solicitation of the Company Stockholders) in connection with the dissemination and mailing of the Proxy Statement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval.

(d)   *Adjournment of Company Stockholder Meeting.* Notwithstanding anything to the contrary in this Purchase Agreement, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting (i) to allow additional solicitation of votes in order to obtain the Requisite Stockholder Approval with respect to each Transaction Proposal; (ii) if there are holders of an insufficient number of shares of the Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting; (iii) if the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable law or a request from the SEC or its staff; or (iv) in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders if, in the good faith judgment of the Board (after consultation with outside legal counsel), the failure to do so would be reasonably likely to be inconsistent with its fiduciary obligations under applicable law or with applicable federal securities laws.

(e)   *Further Assurances.* Each Party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Purchase Agreement, subject to the terms and conditions of this Purchase Agreement and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other Parties hereto in complying with the terms of this Purchase Agreement, and to ensure the satisfaction of the conditions set forth in Section 4. Between the Effective Date and the Closing Date, unless the Anchor Investor shall otherwise provide its prior written consent, the business of the Company shall be conducted only in the ordinary course of business or consistent with past practice in all material respects.

9.   Lock-up & Legends.

(a)   *Lock-up.* Except as otherwise permitted in this Purchase Agreement, from the Closing Date until 180 days following the Closing Date (the "Transfer Restriction Period"), such Investor will not directly or indirectly Transfer any Purchased Securities issued pursuant to this Purchase Agreement. During the Transfer Restriction Period, the Company may prohibit and/or void any purported Transfer, including by placing a stop order with the Company's transfer agent, with respect to the Purchased Securities.

(b)   *Permitted Transfers.* Notwithstanding Section 9(a), each Investor shall be permitted to Transfer any portion or all of their Purchased Securities at any time during the Transfer Restriction Period under the following circumstances:

(i)   Transfers to any (A) Affiliate of such Investor, (B) any successor entity of such Investor, or (C) if such Investor is an investment fund, vehicle or similar entity, any other investment fund, vehicle or similar entity controlling, controlled by, managing or managed by or under common control with such Investor, its investment manager, or its Affiliates (each, a "Permitted Transferee"); provided that such Permitted Transferee agrees in writing for the benefit of the Company (in form and substance reasonably satisfactory to the Company and with a copy thereof to be furnished to the Company) to be bound by the terms of this Purchase Agreement and the transferor and transferee agree for the benefit of the Company that the transferee shall Transfer the Purchased Securities so Transferred back to the transferor at or before such time as the transferee ceases to be a Permitted Transferee of the transferor;

        (ii)   Transfers pursuant to an Extraordinary Transaction;

        (iii)   Transfers to the Company; and

        (iv)   Transfers that have been approved by the Board or a duly authorized committee thereof in its reasonable discretion.

(c)   *Legends*. Such Investor agrees that all certificates or other instruments representing the Purchased Securities subject to this Purchase Agreement will bear a legend substantially to the following effect, until such time as they may be removed:

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER RESTRICTIONS SET FORTH IN A PURCHASE AGREEMENT, DATED AS OF DECEMBER 30, 2025, COPIES OF WHICH ARE ON FILE WITH THE ISSUER.

(d)   In connection with any Permitted Transfer during the Transfer Restriction Period, or following the expiration thereof, any sale, assignment, transfer or other disposition of the Purchased Securities by an Investor pursuant to (i) Rule 144 or any other exemption under the Securities Act such that the purchaser acquires freely tradable shares, or (ii) an effective registration statement, and upon compliance by the Investor with the requirements of this Purchase Agreement, in each case, if requested by the Investor by notice to the Company, the Company shall instruct its transfer agent to remove any restrictive legends related to the book entry account holding such Purchased Securities and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends as soon as reasonably practicable following any such request therefor from the Investor, *provided* that, subject to the customary procedures of the transfer agent, the Company has timely received from the Investor customary representations and other documentation reasonably acceptable to the Company and the transfer agent in connection therewith. The Company shall be responsible for the fees of its transfer agent and its legal counsel associated with such legend removal.

10.   <u>Standstill</u>.

(a)   Each Investor agrees with the Company, severally and not jointly, that during the Standstill Period it shall not, and it will cause each of its controlled Affiliates not to, directly or indirectly (including through any Representative of such Investor), in any manner, alone or in concert with others (unless expressly permitted in writing by the Board):

(i)   acquire, cause to be acquired, or offer, seek or agree to acquire, whether by purchase, tender or exchange offer, through the acquisition of control of another Person, by joining or forming a partnership, limited partnership, syndicate or other group (including any Group), through swap or hedging transactions or otherwise (the taking of any such action, an "Acquisition"), Beneficial Ownership of, or any economic interest in, any equity securities of the Company (or any direct or indirect rights or options to acquire such ownership, including voting rights decoupled from the underlying Voting Securities or securities convertible into or exchangeable for any such Voting Securities);

(ii)   acquire, cause to be acquired, enter into any agreement with respect to or offer, seek or agree to acquire, whether by purchase or otherwise, any Synthetic Position;

(iii)   solicit any proxy, consent or other authority to vote or conduct any other referendum (binding or nonbinding) (including any "withhold", "vote no" or similar campaign) with respect to, or from the holders of, Voting Securities; or

(iv)   advise, assist, knowingly encourage or direct any Person to do, or to advise, assist, knowingly encourage or direct any other Person to do, any of the foregoing.

(b)   The restrictions in this Section 10 shall terminate automatically with respect to each Investor upon the expiration of the Standstill Period.

(c)   Notwithstanding the foregoing, the Investors may make one or more Acquisitions of Common Stock directly from the Company during the Standstill Period.

(d)   Notwithstanding the foregoing, each of the Investors that beneficially owns more than 10.0% of the aggregate outstanding shares of the Common Stock immediately prior to any Acquisition of Common Stock may make one or more Acquisitions of Common Stock in open market purchases during the period subsequent to the Closing Date and prior to the termination of the Standstill Period in an amount not to exceed 600,000 shares of Common Stock with respect to each such Investor.

11.   Board Appointment and Related Agreements.

(a)   *Board Appointment.* The Company shall take all necessary actions to appoint each of the Anchor Designee Director and the Agreed-Upon Director (each, a "New Director" and, collectively, the "New Directors") as directors of the Company effective as of the Closing Date with such New Directors having terms expiring at the Company's Annual Meeting in 2028, and to appoint the Anchor Designee Director as the

Chairperson of the Board, unless otherwise agreed to by the Company and the Anchor Investor. At all times while serving as a member of the Board (and as a condition to such service), the New Directors shall comply with and satisfy all agreements, policies, codes, charters, guidelines, SEC and stock exchange rules and law applicable to Board members generally.

(b)   *Replacement Directors*. Following the Effective Date, if either of the New Directors is unable or unwilling to serve as a director or resigns as a director, then the Anchor Investor shall, as long as the Anchor Investor is not in material breach of this Purchase Agreement (and such material breach has not been cured within ten (10) days after written notice has been delivered by the Company to the Anchor Investor of such material breach), have the ability within thirty (30) days of such New Director's departure from the Board to recommend a substitute Person to replace the applicable New Director in accordance with, and subject to, this Section 11(b). If a replacement Director (a "Replacement Director") is appointed to the Board pursuant to this Section 11(b), all references in this Purchase Agreement to the term "New Director" or "New Directors" will include and refer to such Replacement Director, as applicable (including for the avoidance of doubt, as the term "New Director" is used in Section 11(c)).

(c)   *General Director Criteria*. The appointment of any New Director shall be subject to the execution and delivery by such New Director of (x) a fully completed copy of the Company's standard director and officer questionnaire and other reasonable and customary director onboarding documentation required by the Company in connection with the appointment or election of Board members generally and (y) a written acknowledgment that such New Director or Replacement Director, as applicable, agrees to be bound by all agreements, policies, codes, charters, guidelines, stock exchange rules and law applicable to Board members generally. In addition, the Agreed-Upon Director shall satisfy the Agreed-Upon Director Criteria. For the avoidance of doubt, if the Board does not approve and appoint any such candidate as a New Director, the procedures described in this Section 11(c) shall be followed until a New Director is approved and appointed to the Board.

12.   Superior Proposals; Company Board Recommendation.

(a)   *No Solicitation; Existing Discussions*.

(i)   From the Effective Date until the termination of this Purchase Agreement, and except as expressly permitted by this Section 12 and Section 18, neither the Company nor any of the directors and officers of the Company shall, and the Company shall instruct and use its reasonable best efforts to cause the other Representatives of the Company not to, directly or indirectly initiate, solicit, propose, knowingly assist, or knowingly encourage or knowingly facilitate any inquiries or the making of any proposal, announcement or offer that constitutes, or would reasonably be expected to lead to, any Acquisition/Alternative Proposal (other than discussions solely to clarify whether such proposal or offer constitutes an Acquisition/Alternative Proposal or informing such Person of the provisions contained in this Section 12(a)).

(ii)   Subject to Section 12(b), Section 12(c) and Section 18, upon execution and delivery of this Purchase Agreement, the Company agrees that it will (i) cease and cause to be terminated any activities, discussions or negotiations with any parties conducted with respect to any Acquisition/Alternative Proposal, (ii) cease providing any information to any such Person or its Representatives, (iii) terminate all access granted to any such Person and its Representatives to any physical or electronic data room and (iv) promptly request the prompt return or destruction of all non-public information concerning the Company theretofore furnished to any Person with whom a confidentiality agreement was entered in connection with its consideration of an Acquisition/Alternative Proposal. For the avoidance of doubt, subject to Section 18, the Company and its Representatives may continue activities, discussions or negotiations with respect to Persons who may reasonably become parties to this Purchase Agreement as Additional Investors after the Effective Date.

(iii)   The Company agrees that if it (i) affirmatively permits any of its Representatives to take any action or (ii) is made aware of an action by one of its Representatives and does not use its reasonable best efforts to prohibit or terminate such action and, in each case, such action would constitute a breach of this Section 12(a) if taken by the Company, then such action will be deemed to constitute a breach by the Company of this Section 12(a).

(b)   *Superior Proposals*. Notwithstanding anything to the contrary set forth in this Purchase Agreement, from the Effective Date until the earlier to occur of the termination of this Purchase Agreement or the Company's receipt of the Requisite Stockholder Approval, the Company and the Board may, subject to Section 12(a) above, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of Affiliates to, or afford access to the business, properties, assets, books, records or personnel, of the Company to any Person or such Person's Representatives, provided that the Company and such Person and such Person's Representatives have entered into an appropriate confidentiality agreement (which shall not contain any provisions that prohibit the Company from complying with its obligations pursuant to this Section 12), that has made or delivered to the Company an Acquisition/Alternative Proposal after the Effective Date, and otherwise facilitate such Acquisition/Alternative Proposal or assist such Person (and such Person's Representatives and financing sources) with such Acquisition/Alternative Proposal if requested by such Person, in each case, only with respect to an Acquisition/Alternative Proposal that the Company Board has determined in good faith (A) after consultation with its financial advisors and outside legal counsel, either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) after consultation with its outside legal counsel, that the failure to do so would be reasonably be likely to be inconsistent with its fiduciary duties under applicable law.

(c)   *Company Board Recommendation Change; Entry into Alternative Acquisition/Financing Agreement*. Notwithstanding anything to the contrary set forth in this Purchase Agreement, until the earlier to occur of the termination of this Purchase

Agreement or the receipt of the Requisite Stockholder Approval, if (i) the Company has received an Acquisition/Alternative Proposal, and (ii) the Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) that such Acquisition/Alternative Proposal constitutes a Superior Proposal, then the Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition/Alternative Proposal; or (B) cause the Company to terminate this Purchase Agreement in order to concurrently enter into any letter of intent, memorandum of understanding, merger agreement, investment agreement, purchase agreement, acquisition agreement, contract or other agreement relating to an Acquisition/Alternative Transaction that is a Superior Proposal ("Alternative Agreement") (with such term excluding a confidentiality agreement with respect to such Acquisition/Alternative Proposal) with respect to such Acquisition/Alternative Proposal; *provided* that the Board shall not take any action described in the foregoing clauses (A) and (B) unless:

(i) the Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

(ii) (x) the Company has provided prior written notice to the Anchor Investor at least four (4) Business Days in advance (such notice period, including any extension thereto in accordance with Section 12(c)(ii), the "Fiduciary-Out Notice Period") to the effect that the Board intends to take the actions described in clauses (A) or (B) of this Section 12(c), which notice shall include the identity of the Person or Group making such Acquisition/Alternative Proposal, the material terms thereof and copies of all material relevant transaction agreements (including any Alternative Agreements) relating to such Acquisition/Alternative Proposal; and (y) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Fiduciary-Out Notice Period, negotiate with Anchor Investor and its Representatives in good faith (to the extent that the Anchor Investor desires to so negotiate) to enable the Anchor Investor and the Additional Investors, as may be applicable, to make adjustments to the terms and conditions of this Purchase Agreement in such a manner as to be at least as favorable to the Company and the Stockholders as the Acquisition/Alternative Proposal; *provided* that, in the event of any material modifications to such Acquisition/Alternative Proposal (it being understood that any change to the financial terms (including the form, amount and timing of payment of consideration) or other material terms of such Acquisition/Alternative Proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to the Anchor Investor and to comply with the requirements of this Section 12(c)(ii) with respect to such new written notice, it being understood that the "Fiduciary Out Notice Period" in respect of such new written notice will be three (3) Business Days; and

(iii) at the end of the Fiduciary-Out Notice Period and prior to taking any such action, the Board has considered in good faith any such proposals by the Anchor Investor and the Additional Investors, as may be applicable, to make revisions to the terms of this Purchase Agreement, and has determined in good faith (after consultation with its financial advisors and outside legal counsel), that (i) such Acquisition/Alternative Proposal continues to constitute a Superior Proposal necessitating the need for such Company Board Recommendation Change and (ii) the failure to take such action with respect such Acquisition/Alternative Proposal would continue to be reasonably likely to be inconsistent with the Board's fiduciary duties under applicable law if such changes proposed by the Anchor Investor were to be given effect.

(d) *No Change in Company Board Recommendation or Entry into an Alternative Agreement*. Except as not prohibited by this Section 12, the Board shall not:

(i) (A) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, the Company Board Recommendation; (B) adopt, approve, recommend or endorse or otherwise declare advisable, or publicly propose to adopt, approve or recommend to the Company Stockholders an Acquisition/Alternative Proposal; (C) fail to include the Company Board Recommendation in the Proxy Statement; (D) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of the public disclosure of an Acquisition/Alternative Proposal (other than of the type referred to in the following clause (E)) with any Person other than the Investors (*provided* that if the Company Stockholder Meeting is scheduled to be held more than three (3) Business Days but less than ten Business Days from the date of such public disclosure, promptly and in any event prior to the date which is one Business Day before the date on which the Company Stockholder Meeting is scheduled to be held), (E) fail to recommend, in any solicitation/recommendation statement on Schedule 14D-9 under the Exchange Act, against any Acquisition/Alternative Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (*provided* that if the Company Stockholder Meeting is scheduled to be held more than three (3) Business Days but less than ten Business Days from the date of such public disclosure, prior to the date which is one Business Day before the date on which the Company Stockholder Meeting is scheduled to be held) or (F) resolve, agree or publicly propose to do any of the foregoing (any action described in clauses (A) through (F), a "Company Board Recommendation Change"); *provided* that, for the avoidance of doubt, none of (1) the factually accurate disclosure by the Company of the receipt of an Acquisition/Alternative Proposal, (2) the determination by the Board that an Acquisition/Alternative Proposal constitutes a Superior Proposal; or (3) the delivery by the Company to Anchor Investor of any notice contemplated by Section 12(c) will constitute a Company Board Recommendation Change; or

(ii) cause or permit the Company to enter into an Alternative Agreement.

(e) *Notice*. From the Effective Date until the earlier to occur of the termination of this Purchase Agreement or the Closing Date, the Company shall as promptly as reasonably practicable (and, in any event, no later than 11:59 p.m. Eastern Time on the next Business Day) notify Anchor Investor if any Acquisition/Alternative Proposal or any offers or proposals that would reasonably be expected to lead to an Acquisition/Alternative Proposal are received by the Company or any of its Representatives. Such notice must include (i) the identity of the Person or Group making such Acquisition/Alternative Proposal or such offers or proposals; and (ii) a summary of the material terms and conditions (including, for the avoidance of doubt, the form and amount of consideration and proposed financing arrangements) of any such Acquisition/Alternative Proposal and, if applicable, copies of any such Acquisition/Alternative Proposal or offers or proposals. Thereafter, the Company must keep Anchor Investor reasonably informed, on a prompt basis (and in any event by 11:59 p.m. Eastern Time on the next Business Day of any material development, as determined in good faith by the Company), of the status and material terms of any such Acquisition/Alternative Proposal (including any amendments, revisions or other changes thereto) and the status of any related discussions or negotiations.

(f)   *Certain Disclosures*. Nothing contained in this Purchase Agreement will prohibit the Company or the Board (i) from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or making a customary "stop-look-and-listen" communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act or (ii) from making factual disclosures to the Company Stockholders solely to the extent required under applicable securities laws with respect to the issuance of the Purchased Securities or an Acquisition/Alternative Proposal; provided however, that the Board shall not make or resolve to make a Company Board Recommendation Change except in accordance with Section 12(d) above.

13.   Fees and Expenses.

(a)   *General*. Except as set forth in this Purchase Agreement, all fees and expenses incurred in connection with this Purchase Agreement and the PIPE Transaction shall be paid by the applicable Party incurring such fees and expenses whether or not the PIPE Transaction is consummated; *provided*, that, upon the Closing, the Anchor Investor shall be reimbursed by the Company for such Anchor Investor's reasonably documented Anchor Investor Transaction Expenses in an maximum amount of up to $2.0 million in the aggregate (such actual amount, the "Anchor Investor Fees" and such maximum amount, the "Anchor Investor Fee Cap"); *provided*, *further*, that, other than the Anchor Investor Fees, the aggregate Company Transaction Expenses shall not exceed $4.0 million. At the election of the Anchor Investor, the Anchor Investor Fees shall be reimbursed and paid by the Company in shares of Common Stock at the Per Share Purchase Price (subject to rounding with respect to any fractional shares).

(b)   *Company Termination Fee*. If this Purchase Agreement is terminated by the Company pursuant to Section 14(c), then the Company must prior to or substantially concurrently with such termination pay, or cause to be paid, to the Anchor Investor the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by the Anchor Investor.

(c)   *Single Payment Only*. The Anchor Investor and the Company acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Purchase Agreement at the same or at different times and upon the occurrence of different events.

(d)   *Sole Remedy*. Anchor Investor's receipt of the Company Termination Fee, will be the sole and exclusive remedies of the Anchor Investor and its Affiliates against the Company, its Affiliates or any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the "Company Related Parties") in respect of this Purchase Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby (including any breach, whether a willful breach or otherwise (except in the case of willful and material breach by the Company of its obligations in Section 12)), and other than the Company's obligation to pay the Company Termination Fee and the Anchor Investor Fees to the Anchor Investor, as may be applicable, none of the Company Related Parties will have any liability or obligation to any Anchor Investor relating to or arising out of this Purchase Agreement or any agreement executed in connection herewith or the transactions contemplated hereby and thereby. The Company Related Parties are intended third party beneficiaries of this Section 13(d). In no event shall the Company have liability for monetary damages in the aggregate in excess of the amount of the Company Termination Fee plus the Anchor Investor Fee Cap, which shall be the maximum aggregate liability of the Company with respect to any and all claims under or relating to this Purchase Agreement and the PIPE Transaction with respect to the Investors (except in the case of willful and material breach by the Company of its obligations in Section 12). Notwithstanding anything to the contrary herein, other than obligation of the Company to pay the Company Termination Fee and the Anchor Investor Fee Cap, in no event will any Company Related Party or any other Person have any liability for monetary damages to the Anchor Investor or other Investors relating to or arising out of this Purchase Agreement or the PIPE Transaction.

(e)   *Acknowledgments*. The Parties acknowledge that the agreements contained in this Section 13 are an integral part of this Purchase Agreement and that, without this Section 13, the Investors would not have entered into this Purchase Agreement and that, without this Section 13, the Parties would not have entered into this Purchase Agreement.

14.   Termination. This Purchase Agreement may be terminated and shall thereafter be void and of no further force and effect, and all rights and obligations of the Parties hereunder shall terminate without any further liability on the part of any party in respect thereof (except as set forth in this Purchase Agreement), as follows:

(a)   by the mutual written agreement of each of the Company and the Anchor Investor to terminate this Purchase Agreement at any time prior to the Closing (whether prior to or after the receipt of the Requisite Stockholder Approval);

(b)   by either the Company or the Anchor Investor upon a material breach of the terms of this Purchase Agreement that is not cured by the breaching party within ten (10) Business Days of delivery by the non-breaching party of written notice of such breach;

(c)   by the Company, at any time prior to receiving the Requisite Stockholder Approval, if the Company (i) has complied with Section 12 and (ii) pays to Anchor Investor in immediately available funds the Company Termination Fee substantially concurrently with such termination;

(d)   by the Company, (i) if all of the conditions set forth in Section 4(b) are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, so long as such conditions are at the time of termination capable of being satisfied as if such time were the Closing), (ii) the Anchor Investor fails to consummate the PIPE Transaction by the date that is three (3) Business Days *after* the first date on which the Anchor Investor is required to consummate the Closing pursuant to Section 3, and (iii) the Company has irrevocably confirmed to the Investors in writing that it is prepared to consummate the Closing;

(e)   by the Anchor Investor, (i) if all of the conditions set forth in Section 4(a) and Section 4(c) are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, so long as such conditions are at the time of termination capable of being satisfied as if such time were the Closing), (ii) the Company fails to consummate the PIPE Transaction by the date that is three (3) Business Days *after* the first date on which the Company is required to consummate the Closing pursuant to Section 3, and (iii) the Anchor Investor has irrevocably confirmed to the Investors in writing that it is prepared to consummate the Closing;

(f)   by the Company if the Closing has not occurred by April 30, 2026; or

(g)   by the Anchor Investor if the Closing has not occurred by April 30, 2026.

15.   Confidentiality.

(a)   Each Investor covenants that until such time as the transactions contemplated by this Purchase Agreement and any material non-public information provided to such Investor are publicly disclosed by the Company, such Investor will maintain the confidentiality of all such disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Investor's outside attorney, accountant, auditor or business advisors only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law.

(b)   The Anchor Investor and the Company agree and acknowledge that, subject to applicable law, the New Directors may share material non-public information (including oral, written and electronic information) concerning the Company, its Subsidiaries (if any) or its Affiliates that may be furnished to them by or on behalf of the Company or any of its Representatives (including discussions or matters considered in meetings of the Board or any Board committees) ("Confidential Information") but not Competitively Sensitive Information with Anchor Investor and its Affiliates solely for the purposes of monitoring, administering or managing the Anchor Investor's investment in the Company made pursuant to this Purchase Agreement, subject to adequate procedures being maintained to prevent such information being used in connection with the purchase or sale of securities of the Company in violation of applicable law; *provided* that, for the avoidance of doubt, no Confidential Information or Competitively Sensitive Information shall be shared with any "portfolio companies" (as such term is customarily used among institutional investors) in which the Anchor Investor or any of its Affiliates has an investment (whether as debt or equity), except with respect to any directors, officers or employees who are (x) compliance personnel for compliance purposes or (y) non-compliance personnel of the Anchor Investor who are directors of, or function in a similar oversight role at, such portfolio company as long as Confidential Information is not otherwise disclosed to such portfolio company.

(c)   The obligations of the Anchor Investor and the New Directors under this Section 15 shall be in addition to, and not in lieu of, any confidentiality obligations of the New Directors under Delaware law and the applicable corporate governance policies of the Company; *provided*, that in the event of a conflict between the New Directors' confidentiality obligations under the applicable such policies and those in this Section 15, the terms of this Section 15 shall control.

16.   Publicity. Each Investor and the Company shall use commercially reasonable efforts to consult with each other prior to issuing any press release, public disclosure or other public statements with respect to any descriptions of the existence or terms of this Purchase Agreement or PIPE Transaction (including the Proxy Statement or any filing with the SEC on Form 10-Q, Form 10-K or any proxy statement with respect to the Company's annual meeting or other SEC Documents generally describing the material terms of the PIPE Transaction) (a "Transaction Public Statement"), and no Investor, on the one hand, shall make any Transaction Public Statement without the prior written consent of the Company, and the Company, on the other hand, shall not make any Transaction Public Statement without the prior written consent of any Investor named in such Transaction Public Statement, in each case not to be unreasonably withheld; *provided* that the Company shall not be obligated to consult with Investors to the extent that any Transaction Public Statement is consistent with prior Transaction Public Statements approved in accordance with this Section 16. Notwithstanding the foregoing, each Investor, including the Anchor Investor, may make such public disclosure to the extent required by applicable law or SEC regulations, and such Investors shall use commercially reasonable efforts to notify the Company at least 24 hours prior to any such disclosure by such Investors and to provide and consider incorporating, in good faith, any comments by the Company into any such disclosures. From the Effective Date through the termination of Standstill Period, if the Anchor Investor determines that it must file a further amendment to its Schedule 13D with respect to the Common Stock, the Anchor Investor shall provide the Company with reasonable notice (which shall not be less than 24 hours' advance notice), including the draft of such disclosure, prior to the filing thereof.

17.   Non-Disparagement. Subject to applicable law, each of the Parties covenants and agrees that, during the period from the signing of this Purchase Agreement until the termination of the Standstill Period, neither it nor any of its respective Affiliates shall in any way disparage,

comment negatively upon, slander, criticize, attempt to discredit, make derogatory statements with respect to, call into disrepute, defame, make or cause to be made any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages (or causes to be disparaged) the other Party or such other Party's Subsidiaries, Affiliates, successors, assigns, officers (including any current or former officer of a Party or a Party's Subsidiaries), directors (including any current or former director of a Party or a Party's Subsidiaries), stockholders, or Representatives, in each case in their capacities as such. Nothing in this Section 17 will (a) prevent either the Company or the Anchor Investor or any of their respective Affiliates from complying with their respective disclosure obligations under any law, legal process, subpoena, the rules of Nasdaq or any legal requirement or as part of a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought, (b) apply to any private communications between any Investor, its Affiliates and their respective Representatives, on the one hand, and the directors or officers of the Company, on the other hand, or (c) be deemed to prevent the Parties or any of their respective Affiliates from bringing litigation to enforce the provisions of this Purchase Agreement or making counterclaims with respect to any proceeding initiated by or on behalf of a Party or its Affiliates or any of their respective Representatives.

18. Miscellaneous.

(a) *Assignability*. Neither this Purchase Agreement nor any rights that may accrue to such Investor hereunder (other than the Purchased Securities acquired hereunder, if any, subject to Section 10) may be transferred or assigned, other than (i) a transfer or assignment by the Anchor Investor to another Person with the consent of the Company or (ii) an assignment to any Affiliate of such Investor or any fund or account managed by the same investment manager as such Investor or an Affiliate thereof, subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Purchase Agreement as set forth in Annex A hereto (or a separate Purchase Agreement in substantially the same form as this Purchase Agreement, including with respect to the Purchase Price and other terms and conditions); *provided* that, in the case of any such transfer or assignment pursuant to clauses (i) and (ii), the initial party to this Purchase Agreement shall remain bound by its obligations under this Purchase Agreement in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the transactions contemplated hereby. Notwithstanding anything to the contrary herein, in no event shall the number of Purchased Securities allocated to the Anchor Investor be reduced below the amount set forth on Schedule B.

(b) *Additional Information*. The Company may request from such Investor such additional information as the Company may deem necessary to evaluate the eligibility of such Investor to acquire the Purchased Securities and in connection with the inclusion of the Purchased Securities in any periodic report, registration statement or prospectus supplement, as applicable, and such Investor shall promptly provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures; *provided* that the Company agrees to keep any such information provided by such Investor confidential, except as required by laws, rules or regulations, at the request of the staff of the SEC or another regulatory agency or by the regulations of any applicable stock exchange. Such Investor acknowledges that the

Company may file a copy of the form of this Purchase Agreement with the SEC as an exhibit to or within a current or periodic report or a registration statement of the Company.

(c)   *Understanding.* Such Investor acknowledges that the Company will rely on the acknowledgments, understandings, agreements, representations and warranties of such Investor contained in this Purchase Agreement. Prior to the Closing, such Investor agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties of such Investor set forth herein are no longer accurate.

(d)   *Legal Proceeding Production.* The Company and such Investor are each entitled to rely upon this Purchase Agreement and each is irrevocably authorized to produce this Purchase Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(e)   *No Survival.* Except for Section 15, the representations and warranties and covenants and agreements (to the extent contemplating or requiring performance at or prior to the Closing) of the Investors and the Company set forth in this Purchase Agreement or in any certificate delivered in connection with this Purchase Agreement shall not survive the Closing. Each of the representations and warranties of the Investors and the Company (including those subject to satisfaction or waiver of such conditions at the Closing) set forth in this Purchase Agreement shall terminate effective immediately at the Closing. Notwithstanding anything herein to the contrary, no termination of this Purchase Agreement shall relieve or otherwise limit the liability of any Party for any breach of this Purchase Agreement occurring prior to such termination.

(f)   *Amendments; Waivers.* This Purchase Agreement may not be modified, waived or terminated except by an instrument in writing, signed by each of the Parties. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

(g)   *Entire Agreement.* This Purchase Agreement and the Confidentiality Agreement dated as of December 3, 2025 between the company and Hoffmann Florida Media Group, LLC, an Affiliate of the Anchor Investor (including, for the avoidance of doubt, any exhibits and schedules hereto) constitute the entire understanding, and supersedes all other prior agreements (including any non-binding term sheets), understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter hereof. Except as set forth in Section 13(d), Section 18(c) and Section 18(d) with respect to the persons referenced therein, this Purchase Agreement shall not confer any rights or remedies upon any Person other than the Parties, and their respective successor and assigns.

(h)   *Binding*. Except as otherwise provided herein, this Purchase Agreement shall be binding upon, and inure to the benefit of the Parties and their heirs, executors, administrators, successors, legal representatives and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(i)   *Severability*. If any provision of this Purchase Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Purchase Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(j)   *No Representation*. Each Additional Investor hereby acknowledges and agrees that this Purchase Agreement was prepared and negotiated by Kirkland & Ellis ("K&E"), as legal counsel to the Company, and Lathrop GPM LLP ("LGPM"), as legal counsel to the Anchor Investor, and that neither K&E nor LGPM is acting as legal counsel to any Additional Investor. Accordingly, each Additional Investor is advised that the interests of the Additional Investors, the Company, and the Anchor Investor may be opposed to each other, and K&E's and LGPM's representation as aforesaid may not be not be in the best interests of the Additional Investors. Each Additional Investor is advised to retain separate legal counsel to review this Purchase Agreement prior to its execution, and by their execution hereof, each Additional Investor hereby acknowledges that they have been giving an opportunity to review this Purchase Agreement with any attorney of their choice.

(k)   *Counterparts*. This Purchase Agreement may be executed (including by DocuSign or similar electronic signature method) in one or more counterparts (including by electronic mail and in .pdf) and by different parties in separate counterparts, with the same effect as if all Parties had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(l)   *Specific Performance*. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Purchase Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Purchase Agreement and to specific enforcement of this Purchase Agreement, in addition to any other remedy to which any party is entitled at law, in equity, in contract, in tort or otherwise. In the event that any claim, action, suit or proceeding shall be brought in equity to enforce the provisions of this Purchase Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith.

(m)   *Jurisdiction; Forum*. Any claim, action, suit or proceeding based upon, arising out of or related to this Purchase Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, only to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware), and each of the Parties hereto irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such claim, action, suit or proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of such action, suit or proceeding shall be heard and determined only in any such court and (iv) agrees not to bring any claim, action, suit or proceeding arising out of or relating to this Purchase Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any claim, action, suit or proceeding brought in accordance with this Section 18(m); *provided* that service of process with respect to any such claim, action, suit or proceeding may also be made upon any party hereto by mailing a copy thereof by registered or certified mail, postage prepaid, to such party at its address as provided in Section 19.

(n)   *Governing Law*. This Purchase Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other State.

(o)   **EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS PURCHASE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS PURCHASE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS PURCHASE AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS PURCHASE AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 18(o).**

19.   Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in Person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight

delivery service, or (d) when sent by electronic mail with no known mail undeliverable or rejection notice received by the sender, addressed as follows:

If to an Investor, to the address provided on such Investor's signature page hereto.

If to the Company, to:

Lee Enterprises, Incorporated
4600, E 53rd Street, Davenport, Iowa 52807
Attention: Astrid Garcia
Email: astrid.garcia@lee.net

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention: Sarkis Jebejian, P.C., Jennifer L. Lee, P.C., Drew Maliniak
Email: sarkis.jebejian@kirkland.com;
              jennifer.lee@kirkland.com;
              drew.maliniak@kirkland.com

Lane & Waterman LLP
220 N. Main Street, Suite 600
Davenport, Iowa 52801
Attention: T.F. Olt III
Email: tolt@L-WLaw.com

or to such other address or addresses as the Parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Investor has executed or caused this Purchase Agreement to be executed by its duly authorized representative as of the date first written above.

Name of Investor: State/Country of Formation or Domicile:

By: _____

Name: _____

Title: _____

Name in which Purchased Securities are to be registered (if different):

Investor's EIN:

Business Address-Street: Mailing Address-Street (if different):

City, State, Zip: City, State, Zip:

Attn: _____   Attn: _____

Telephone No.: _____   Telephone No.: _____

Email: _____   Email: _____

Number of Purchased Securities being purchased: _____

Aggregate Purchase Price: $_____

      You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Company.

[*Signature Page to Purchase Agreement*]

IN WITNESS WHEREOF, the Company has agreed to this Purchase Agreement as of the date first written above.


COMPANY:

LEE ENTERPRISES, INCORPORATED


By:_____
Name:
Title:

IN WITNESS WHEREOF, the Investor has agreed to this Purchase Agreement as of the date first written above.


INVESTOR:


By:_____
Name:
Title:


[Signature Page to Purchase Agreement]


SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.   QUALIFIED INSTITUTIONAL BUYER STATUS
        (Please check the applicable subparagraphs):

☐   We are a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act).

      OR

B.   ACCREDITED INVESTOR STATUS
        (Please check the applicable subparagraphs):

1. ☐ We are an "accredited investor" (within the meaning of Rule 501(a) under the Securities Act) and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an "accredited investor."

2. ☐ We are not a natural person.

Rule 501(a), in relevant part, states that an "accredited investor" shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an "accredited investor."

☐   Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐   Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐   Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, savings and loan association, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐   Any private business development company;

☐   Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐   Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐   Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person's net worth: (a) the person's primary residence shall not be included as an asset; (b) indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 calendar days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐   Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐   Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person;

☐   Any entity in which all of the equity owners are accredited investors;

☐   Any entity of a type not listed first, second, third, fourth, ninth or tenth bullets of this section, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐   Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Securities and Exchange Commission has designated as qualifying an individual for accredited investor status;

☐   Any natural person who is a "knowledgeable employee" as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

☐   Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, as amended, with assets under management in excess of $5,000,000, not formed to acquire the securities offered, and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

☐   Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, as amended, of a family office meeting the requirements set forth above and whose prospective investment in the issuer is directed by such family office pursuant to the requirements set forth above.

3a.   Please indicate whether or not the Investor is, or is acting (directly or indirectly) on behalf of, (i) an employee benefit plan (within the meaning of Section 3(3) of ERISA), whether or not such plan is subject to ERISA, (ii) a plan, individual retirement account or other arrangement that is described in Section 4975(e)(1) of the Code, whether or not such plan, account or arrangement is subject to Section 4975 of the Code, (iii) an insurance company using general account assets, if such general account assets are deemed to include the assets of any of the foregoing types of plans, accounts or arrangements for purposes of Title I of ERISA or Section 4975 of the Code under Section 401(c)(1)(A) of ERISA or the regulations promulgated thereunder, or (iv) an entity which is deemed to hold the assets of any of the foregoing types of plans, accounts or arrangements (each of the foregoing described in clauses (i), (ii), (iii) and (iv) being referred to as a "Plan Investor").

☐   Yes

☐   No

3b.   If question 3a above was answered "Yes," please indicate whether or not the Plan Investor is subject to Title I of ERISA or Section 4975 of the Code.

☐   Yes

☐   No

3c.   If question 3b above was answered "Yes," please indicate what percentage of the Plan Investor's assets invested in the Company are the assets of "benefit plan investors" as defined in Section 3(42) of ERISA.

_____%

***This page should be completed by the Investor
and constitutes a part of the Purchase Agreement.***

SCHEDULE B

Number	Investor	Shares of Common Stock
1.	[●]	[●]
2.	[●]	[●]

Form of Joinder

JOINDER TO STOCK PURCHASE AGREEMENT

This Joinder (this "Joinder Agreement") is made as of [●], 20[●], by and between Lee Enterprises, Incorporated, a Delaware corporation (the "Company"), [the Anchor Investor,] [[●], (the "Original Investor")] and [●] ("New Investor Party") to the Stock Purchase Agreement, dated as of December 30, 2025, by and among the Company and the Investors party thereto, a copy of which is attached hereto as Annex I (as amended, supplemented, replaced or otherwise modified from time to time, the "Purchase Agreement").

Pursuant to the terms of the Purchase Agreement, including Section 18(a) thereof, each of [the Anchor Investor,] [the Original Investor,] the New Investor Party and the Company is required to execute this Joinder Agreement for the purposes of transferring certain rights and obligations to purchase Common Stock at the Closing as reflected on Schedule B to the Purchase Agreement and making the New Investor Party a party to the Purchase Agreement. Upon the execution and delivery of this Joinder Agreement, Schedule B shall be deemed updated and reflect the assignment to the New Investor Party.

Each of the Company, [Anchor Investor] [Original Investor] and the New Investor Party have agreed to execute this Joinder Agreement and agree as follows:

1. Defined Terms. All capitalized, undefined terms used in this Joinder Agreement have the meanings assigned thereto in the Purchase Agreement.

2. Consent and Assignment. The [Anchor Investor] [Original Investor] hereby assigns to the New Investor Party its rights and obligations under the Purchase Agreement to purchase an aggregate amount number of shares of Common Stock equal to [●] from the Company (such transfer or assignment, the "Transfer"); *provided*, that such assignment will not relieve the [Anchor Investor] [Original Investor] of its obligations under the Purchase Agreement in the event the New Investor Party fails to fully perform its obligations under the Purchase Agreement. For the avoidance of doubt, the Company hereby consents to such Transfer.

3. Joinder of New Member.

    a. The New Investor Party hereby agrees to become a party to the Purchase Agreement, and upon acceptance hereof by the Company, agrees to become a party as an ["Investor"] ["Anchor Investor"][1] party thereto, subject to all of the terms and conditions thereof and shall be deemed to make all of the representations, warranties and covenants, as an Investor, in the same manner as if it were the original signatory of the Purchase Agreement.

    b. The New Investor Party has executed and delivered a Voting Agreement with the Company.

    c. The New Investor has executed and delivered Schedule A to the Purchase Agreement.

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[1] To be used for transfers by Anchor Investors to its Affiliates only.

[Remainder of Page Left Blank]

[Signature Page to Joinder]

IN WITNESS WHEREOF, the following Parties have agreed to this Joinder Agreement as of the date first written above.


COMPANY:

LEE ENTERPRISES, INCORPORATED


By:_____

Name:

Title:


[ANCHOR INVESTOR:]
[ORIGINAL INVESTOR]

[●]


By:_____

Name:

Title:


NEW INVESTOR PARTY:

[●]


By:_____

Name:

Title:

EXHIBIT A

Form of Registration Rights Agreement

EXHIBIT B

Form of Credit Agreement Amendment

EXHIBIT C

Form of Voting Agreement

EXHIBIT D

Form of Executive Retirement and Transition Agreement